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                           September 23, 2021

       John Poss
       Chief Executive Officer
       GB SCIENCES INC
       3550 W. Teco Avenue
       Las Vegas NV 89118

                                                        Re: GB SCIENCES INC
                                                            Registration
Statement on Form S-1
                                                            File No. 333-259606
                                                            Filed September 17,
2021

       Dear Mr. Poss:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Gary R. Henrie